Filed by Ashford Inc.
(Commission File No. 001-36400) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
            Commission File No. 001-14236

ASHFORD INC.
Fourth Quarter 2016 Conference Call
February 24, 2017
11:00 a.m. CT

Introductory Comments – Joe Calabrese

Good day everyone and welcome to today’s conference call to review results for Ashford Inc. for the fourth quarter of 2016 and to update you on recent developments. On the call today will be: Monty Bennett, Chairman and Chief Executive Officer; Deric Eubanks, Chief Financial Officer; Jeremy Welter, Executive Vice President of Asset Management; and Rob Hays, Chief Strategy Officer. The results as well as notice of the accessibility of this conference call on a listen-only basis over the Internet were distributed yesterday afternoon in a press release that has been covered by the financial media.

At this time, let me remind you that certain statements and assumptions in this conference call contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to numerous assumptions, uncertainties and known or unknown risks, which could cause actual results to differ materially from those anticipated. These risk factors are more fully discussed in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements included in this conference call are only made as of the date of this call and the Company is not obligated to publicly update or revise them.

In addition, certain terms used in this call are non-GAAP financial measures, reconciliations of which are provided in the Company’s earnings release and accompanying tables or schedules, which have been filed on Form 8-K with the SEC on February 23, 2017 and may also be accessed through the Company’s website at www.ashfordinc.com. Each listener is encouraged to review those reconciliations provided in the earnings release together with all other information provided in the release.

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor that is supported by Ashford Inc. In furtherance of this proposal and subject to future developments, Ashford Trust, Ashford Inc. and, if a negotiated transaction is agreed, FelCor may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust, Ashford Inc. or FelCor may file with the SEC in connection with the proposed transaction. Investors and security holders of Ashford Trust, Ashford Inc. and FelCor are urged to read carefully the registration statement(s), prospectus(es), proxy statement(s) and other documents that may be filed with the SEC if and when they become available because they will contain important information about Ashford Trust, Ashford Inc. and FelCor and the proposed transaction. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov.

Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find more information about the directors and officers of Ashford Trust, Ashford Inc. and FelCor in the definitive proxy statements for their most recent annual meeting filed with the SEC. These documents are available free of charge at the SEC’s web site at www.sec.gov.  Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

I will now turn the call over to Rob Hays. Please go ahead sir.

Introduction -  Rob Hays

Good morning everyone, and thank you for joining us. Monty, unfortunately, is feeling under the weather this morning, and has asked me to give his prepared remarks. He is on the call, however.

We are pleased to present our financial results for the fourth quarter of 2016. I will begin by reviewing our performance highlights. Afterward, Deric will review our financial results, then Jeremy will provide an overview of our investments in OpenKey as well as other initiatives, and then we will take your questions.

Our strategy is built around our ability to leverage the combined expertise of our management team to both grow our Company and the platforms we advise. I believe we have the most highly aligned, stable and effective management team in the hospitality industry. Our track record of success speaks for itself, as this is the same team that has generated a 186% total shareholder return for Ashford Trust since that company's IPO in 2003, compared to a 108% return for our peers as of yesterday’s close. Acting like shareholders has always distinguished us from others in our industry. We consider it one of our main competitive advantages and a primary reason for our superior performance.

Ashford currently advises two publicly-traded REIT platforms, Ashford Trust and Ashford Prime, which together have 134 hotels with over 29,000 rooms and over $6.4 billion in assets as of December 31, 2016.   During the fourth quarter, these platforms achieved RevPAR growth for all hotels not under renovation of 3.2% and 3.6% at Trust and Prime, respectively, which significantly exceeded the chain scale results for U.S. luxury and upper upscale chain scales of 1.9% and 0.6%, respectively.

Ashford has a high-growth, fee-based business model with a diversified platform of multiple fee generators. It is a scalable platform with attractive margins and low capital needs. Additionally, it has a very stable cash flow base as the advisory agreements with the REIT stipulate that the minimum base fee can't drop more than 10% from the previous year's base fee.

Currently, our Company is focused on three areas of growth. First, we would like to accretively grow our existing REIT platforms.  Second, we would like to add additional investment platforms, such as launching a platform focused on owning select service hotels.  Third, we would like to buy or invest in complementary businesses such as Remington, OpenKey, and others. Along those lines, the proposed transaction with Remington continues to be delayed as we continue to work with the IRS on a private letter ruling.   As we discussed last quarter, we have been active in exploring opportunities to invest in hospitality-related businesses and have seen many attractive opportunities.  However, we initially felt we needed to delay some of these potential deals pending the outcome of the Remington transaction, but we believe that we can’t wait any longer in pursuing those opportunities and will move forward on some of these other potential transactions and we hope to have more information on these for you soon. Our goal is that none of these potential transactions will impact the closing of our Remington deal.  If we are unable to close the Remington transaction, we will move on, and we believe that there are still very attractive growth opportunities available to us including potentially buying only Remington’s project management business which would not require a private letter ruling. We will continue to look for strategic opportunities and additional platforms to grow Ashford's business and deliver superior returns to our shareholders.

Along these lines, Ashford Trust recently made a public offer to acquire FelCor Lodging Trust for $9.27 per share.  This offer equates to a 28% premium to the share price of FelCor above its then previous day’s closing price.  The board of directors of Ashford has authorized the Company to participate in the transaction on the terms outlined in Ashford Trust’s letter to FelCor, subject to completion of a due diligence review and negotiation and execution of definitive transaction agreements. The terms outlined include:

•	100,000 warrants issued to existing FelCor shareholders to purchase shares of Ashford with a strike price of $100 per share and an expiration that is five years from the transaction closing date;
•
A one (1) year guarantee by Ashford of up to $18 million for sustainable operational and G&A synergies, commencing six (6) months following the completion of the transaction which, if needed, would come in the form of reduced advisory fees paid to Ashford;

•	The opportunity for one (1) FelCor director to join the board of Ashford; and
•
An agreement to negotiate and amend the advisory agreement with Ashford Trust within one year of the transaction closing date to reflect similar recent amendments made between Ashford Prime and the Company, where applicable.  Any such amendments to the advisory agreement will be subject to approval by independent committees of both Ashford Trust and Ashford boards.

We believe our participation in the proposed combination is in the best interests of the Company and our shareholders and that the proposed transaction has compelling strategic, operational, and financial merit for the shareholders of FelCor and Ashford Trust as well as Ashford.

Turning to new investments, during 2016, we announced our investment in OpenKey, and Jeremy will provide an update on that investment’s progress and momentum in a few minutes.

We have a revolutionary fee structure in place with Trust and Prime that incentivizes shareholder value creation. With the base fee driven by share price performance and an incentive fee based on total shareholder return outperformance versus peers, this management team's primary focus is to maximize returns in our REIT platforms.  This was evidenced by Trust’s 12% TSR outperformance versus its peers in 2016, which resulted in a $5.4 million incentive fee that will be paid to us over three years.

In closing, 2016 was another solid year for Ashford as our financial results were strong, our competitive position improved and we further diversified our platform with our investments in complementary hospitality businesses.  We remain optimistic about the prospects for our two managed REIT platforms, and we expect both to continue their solid performance. Additionally, we see great opportunity for this platform to grow by adding both additional investment platforms as well as investing in other hospitality related businesses.

I will now turn the call over to Deric to review our financial performance for the fourth quarter.

Financial Review –Deric Eubanks

Thanks, Rob.

I’d like to remind everyone that we have consolidated the financial position and operating results of the private investment funds managed by Ashford Investment Management. The financial impact from this consolidation is adjusted out of our fourth quarter 2016 financials through the non-controlling interest in consolidated entities line items on the Company's income statement and balance sheet.

Net income attributable to the Company for the fourth quarter of 2016 totaled $0.7 million, or $0.36 per share, compared with net income of $2.7 million, or $1.33 per share, for the fourth quarter of 2015.

For the fourth quarter ended December 31, 2016, advisory services revenue totaled $19.4 million, including $16.0 million from Trust and $3.4 million from Prime.

Adjusted EBITDA for the fourth quarter of 2016 was $4.1 million compared with $4.6 million for the fourth quarter of 2015.

Adjusted net income for the fourth quarter of 2016 was $3.8 million or $1.69 per diluted share, compared with $4.0 million or $1.80 per diluted share for the fourth quarter of 2015.

At the end of the fourth quarter 2016, the Company had approximately $6.4 billion of assets under management from its managed companies and $25.3 million in corporate cash. Ashford Inc. has no debt, no preferred equity, and a current equity market capitalization of approximately $110 million.

Also, as of December 31, 2016, the Company had 2.2 million fully diluted total shares of common stock and units outstanding.

I will now turn the call over to Jeremy to discuss our investment in OpenKey and other initiatives.

OpenKey and Other Investments – Jeremy Welter

Thanks, Deric.

We continue to be excited about our investment in the hospitality focused mobile key platform named OpenKey.  OpenKey is a universal smartphone app for keyless entry into hotel guestrooms.  We believe this product will drive increased adoption among hotel owners and guests alike, as consumers have clearly indicated a strong preference for aggregation of app content and universal functionality.  OpenKey has secure interfaces with major global lock manufacturers, including four of the largest: Assa Abloy, Kaba, Salto, and Miwa.

While some of the major global hotel brands are in the process of building their own proprietary systems, there is significant growth potential for OpenKey given there are nearly 18 million hotel rooms globally, many of them independent hotels that need a mobile key solution. Not only are there millions of rooms globally that need a mobile key solution, but OpenKey currently has little competition in this space.

As a result, there have been exciting additional developments regarding OpenKey’s technology recently.  OpenKey carried out a major update of its platform in the fourth quarter, and version 4.0 will be launched in the first quarter of this year.  Furthermore, it has achieved a significant uptick in usage at properties by implementing pre-arrival technology.  For guests to be able to receive their key before they arrive has dramatically increased adoption.  Finally, in 2016, OpenKey also launched a white-label platform allowing hotels and brands to use their own imagery on top of the OpenKey software.

Over time, we expect OpenKey to provide labor cost savings to our hotels.  We also expect the platform to offset some of the costs of RFID keycards.  Finally, we believe the direct engagement of the consumer with OpenKey may lower customer acquisition costs over time.

We are also very active in evaluating additional investments in operating companies.  We are hopeful to share some more details on that front in the upcoming quarters.

That concludes our prepared remarks and we will now open the call up to your questions.

 Rob Hays

Thank you for joining us on our fourth quarter earnings call and we look forward to speaking with you again on our next call.

Forward Looking Statements
Certain statements and assumptions in this communication contain or are based upon "forward-looking" information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words "will likely result," "may," "anticipate," "estimate," "should," "expect," "believe," "intend," or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Inc.’s (“Ashford”) control. These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed combination with Remington; the failure to satisfy conditions to completion of the proposed combination with Remington, including receipt of regulatory approvals, stockholder approval and a private letter ruling from the IRS; changes in the business or operating prospects of Remington; adverse litigation or regulatory developments; our success in implementing our business development plans of integrating Ashford’s and Remington’s business and realizing the expected benefits of the transaction; risks that Ashford Hospitality Trust, Inc. (“Ashford Trust”) will ultimately not pursue a transaction with FelCor Lodging Trust Incorporated (“FelCor”) or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford’s shares could decline; general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford’s filings with the Securities and Exchange Commission. The forward-looking statements included in this communication are only made as of the date of this communication. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information
This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor that is supported by Ashford. In furtherance of this proposal and subject to future developments, Ashford, Ashford Trust and, if a negotiated transaction is agreed, FelCor may file one or more registration statements, prospectuses, proxy statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford, Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF

ASHFORD, ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD, ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, or by requesting them in writing or by telephone from Ashford at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600. Investors and security holders may obtain copies of the documents filed with the SEC on Ashford’s website, www.ashfordinc.com, under the “Investors” link.

Certain Information Regarding Participants
Ashford Trust and Ashford and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford’s directors and executive officers in Ashford’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.